THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1 )*


NeuroOne Medical Technologies Corp.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

64130M100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 64130M100
(1)	Names of Reporting Persons.  I.R.S. Identification Nos. of
Above Persons (entities only):
	AWM Investment Company, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See
Instructions)	(a)___  b)___

(3)	SEC Use Only
(4)	Citizenship or Place of Organization:  Delaware, United States
Number of Shares Beneficially
Owned by Each Reporting Person
With
(5) Sole Voting Power:
1,550,000**

(6) Shared Voting Power:	 0**

(7) Sole Dispositive Power:
1,550,000**


(8) Shared Dispositive Power: 0**
(9)	Aggregate Amount Beneficially Owned by Each Reporting
Person:  1,550,000**
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 9.0%**
(12)	Type of Reporting Person (See Instructions):  IA
**AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Private Equity Fund, L.P.
(SSPE) and Special Situations Life Sciences Fund, L.P. (SSLS). (SSPE and SSLS will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 550,000 shares of Common Stock of the Issuer (the Shares) and 1,250,000 Warrants*** to purchase 416,667 Shares of Common Stock held by SSPE and 1,750,000 Warrants*** to purchase 583,333 Shares of Common Stock held by SSLS. See Items 2 and 4 of this Schedule for additional information.



*** The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares.


Item 1(a).  Name Of Issuer:  NeuroOne Medical Technologies Corp.

Item 1(b).  Address of Issuer?s Principal Executive Offices:

7599 Anagram Drive
Eden Prairie, MN 55344

Item 2(a).  Name of Person Filing:

The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE) and Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (SSLS), (SSPE and SSLS, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: MG Advisers, L.L.S., a Delaware limited liability company (MG), the general partner of SSPE and LS Advisers, L.L.C., a New York limited liability company (LS). Greenhouse and Stettner are also controlling principals of AWM.

Item 2(b). Address of Principal Business Office or, if None,
Residence:
The principal business address for AWM is c/o Special
Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY
10022.
Item 2(c).  Citizenship: AWM is a Delaware Corporation.
Item 2(d).  Title of Class of Securities: Common Stock, Par
                                          Value $0.001
Item 2(e).  CUSIP No.:  64130M100

Item 3.  If This Statement Is Filed Pursuant to ??240.13d-1(b) or
240.13d-2(b) or (c), check whether the Person Filing is a:
	     Not Applicable.









Item 4.  Ownership

(a)	Amount Beneficially Owned:  1,550,000**

	(b)	Percent of Class: 	9.0%**

	(c)	Number of Shares as to which the person has:

(i)	sole power to vote or to direct the vote: 1,550,000**

	     (ii)	shared power to vote or to direct the vote: 0**

(iii)	sole power to dispose or to direct the disposition of:
1,550,000**
	     (iv)	shared power to dispose or to direct the disposition
	           of:  0**
______________________________________________________________________

**AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Private Equity Fund, L.P.
(SSPE) and Special Situations Life Sciences Fund, L.P. (SSLS). (SSPE and SSLS will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 550,000 shares of Common Stock of the Issuer (the Shares) and 1,250,000 Warrants*** to purchase 416,667 Shares of Common Stock held by SSPE and 1,750,000 Warrants*** to purchase 583,333 Shares of Common Stock held by SSLS. Greenhouse and Stettner are members of: MG, the general partner of SSPE and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.

Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ___

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person

	Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person

	Not Applicable.




Item 8.  Identification and Classification of Members of the Group

	Not Applicable.

Item 9.  Notice of Dissolution of Group

	Not Applicable.


Item 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2023



AWM INVESTMENT COMPANY, INC.


By:/s/ Adam Stettner
   Name:  Adam Stettner
   Title:	Vice President






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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